NOMURA

NAFL U.S. MTN Shelf – Fast Facts

Filed Pursuant to Rule 433
Registration Nos. 333-169682, 333-169682-01

We have filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission, or "SEC." Before you invest, you should read the prospectus and any other documents that we or Nomura have filed with the SEC for more complete information about NAFL and Nomura. You may obtain these documents for free from the SEC website at www.sec.gov. Alternatively, Nomura will arrange to send you these documents if you so request by calling (212) 667-9848 or e-mailing NSIProspectusDistribution@nomura.com



Issuance Platform

Nomura America Finance LLC ("NAFL") is a wholly owned subsidiary of Nomura Holdings, Inc. ("Nomura")

NAFL is able to offer a wide range of structured investments across various asset classes:

- Equities
- Interest Rates
- Currencies
- Commodities

All NAFL issuances are fully and unconditionally guaranteed by NAFL's parent company, Nomura Holdings, Inc.

Nomura Overview

- Nomura is the pre-eminent Asian-based financial services group with worldwide reach, with over 35,000 employees, in more than 30 countries
- Nomura provides services to clients through three business divisions:



Nomura Group

Retail	Wholesale	Asset Management
- $858bn retail client assets in Japan	- Equities - Fixed Income - Investment Banking	- $295bn AUM in Japan - Market leading position in Japan public investment trusts, 21.9% market share

September 2011

Diversified Revenue

- As Nomura expands internationally, revenue generation continues to diversify, representing a global franchise

International 42%

Japan 58%

FY 2011 Revenue

Nomura Financial Highlights[1]

	Moody's	S&P
Nomura Holdings, Inc.	Baa2[†]	BBB+[†]

- Nomura has delivered profitability in nine out of the last ten quarters
- Liquidity pool of $73bn, an increase of over 230% since March 2007
- Tier 1 capital ratio of 15.9% exceeds peer average of 13.9%[2]
- One of the lowest Level III assets to Tier 1 capital ratios in the industry at 35%

Fiscal Year	Q2 2012	2011	2010	2009
Total Assets	$479bn	$443bn	$345bn	$251bn
Total Capital Ratio	19.6%	22.2%	24.3%	18.1%
Tier 1 Capital Ratio	15.9%	16.4%	17.3%	11.3%
Liquidity Pool	$73bn	$71bn	$56bn	$24bn
Level III Assets as % of Tier I Capital	35%	46%	44%	13%

1. Source: Nomura; Represents selected financial information, additional information concerning Nomura's financial results as well as its business risks can be found in its annual report on Form 20-F and periodic filings with the SEC.
2. Peer average calculated based on public filings of large investment banks.
† Credit ratings are provisional and subject to withdrawal or change at any time.
Note: Q2 2012 reflects the quarter ending September 30, 2011; Nomura fiscal year runs from April 1 to March 31.

Nomura's Presence in the U.S.



Nomura Securities Co., Ltd. established

December 1925

Nomura Securities International, Inc., the U.S. broker-dealer, becomes a registered member of the NYSE

July 1981

Nomura lists American Depository Receipts on the NYSE, under 'NMR'

December 2001

Instinet becomes a subsidiary of Nomura Holdings, Inc.

February 2007

Nomura expands strategically in international markets in the wake of the financial crisis

October 2008

Nomura Securities International, Inc. named a U.S. primary dealer of Treasury securities

July 2009

Launch of NAFL U.S. MTN shelf

September 2010

Industry Recognition



2011
#1 Japan Equity Research, #4 All-Asia Equity Research,
#2 China Equity Research, #5 All-Europe Fixed Income Research,
#7 All-Europe Equity Research, #7 All-America Fixed Income Research,
#1 All-US Foreign Exchange Research, #13 All-America Equity Research



2011
#1 FX-linked MTN dealer, Best Investor Solutions (Global),
Landmark Deal (Global), Institutional Performance (Asia)



#1 Market Share
Consecutive months since Q1 2010



#1 Customer Market Share
Consecutive months since Q4 2009